Exhibit 23-a
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (S-4) and related joint proxy statement/prospectus of ADC Telecommunications, Inc. for the registration of shares of its common stock to be used in connection with its merger with Andrew Corporation and to the incorporation by reference therein of our reports dated January 12, 2006, with respect to the consolidated financial statements and schedule of ADC Telecommunications, Inc., ADC Telecommunications, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of ADC Telecommunications, Inc. included in its Annual Report (Form 10-K) for the year ended October 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
June 27, 2006